09058903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. C. ZIEGLER AND COMPANY 000061

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 2000
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C. Vredenbregt, Managing Director/CFO (312) 263-0110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

100 E. Wisconsin Avenue (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. C. Ziegler and Company, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director/CFO

Title

Notary Public N. D. Zuelsdorf

My commission expires August 14, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations.
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. (Schedule I)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Schedule II)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. C. ZIEGLER AND COMPANY

Financial Statements

December 31, 2008

(with Independent Auditors' Report Thereon)

Grant Thornton

Report of Independent Certified Public Accountants

To the Board of Directors
B.C. Ziegler and Company

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the "Company"), a Wisconsin corporation and a wholly-owned subsidiary of The Ziegler Companies, Inc., as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 26, 2009

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 3,139
Receivable from clearing broker	2,131
Net receivable for unsettled trades	3,669
Receivables, net of allowance of $10	5,890
Financial instruments owned, at fair value	24,351
Accrued income taxes receivable	3,768
Notes receivable, net of allowance of $57	70
Furniture, fixtures and equipment, net	8,904
Deferred income taxes	860
Other assets	2,076
Total assets	$54,858

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts and accounts payable	$ 2,471
Accrued compensation	11,045
Accrued expenses and other liabilities	5,486
	$19,002
Commitments	
Stockholder's equity:	
Common stock-	
Class A--$1 par, 1,150,000 shares authorized and issued	$ 1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	19,591
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	35,856
Total liabilities and stockholder's equity	$54,858

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008
(in thousands)

REVENUES:	
Investment banking	$30,433
Commission income	13,713
Net trading profits	7,569
Investment management and advisory fees	1,398
Interest and dividends	5,424
Miscellaneous fee income	3,077
Other income	4,788
Total revenues	66,402
EXPENSES:	
Employee compensation and benefits	46,992
Communications and data processing	6,020
Occupancy and equipment	5,016
Promotional	4,834
Brokerage commissions and clearing fees	1,889
Interest	1,842
Professional and regulatory	964
Other expenses	501
Total expenses	68,058
LOSS BEFORE BENEFIT FROM INCOME TAXES	(1,656)
BENEFIT FROM INCOME TAXES	(1,617)
NET LOSS	$ (39)

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, December 31, 2007	$1,552	$14,908	$19,630	$(195)	$35,895
Net loss	-	-	(39)	-	(39)
BALANCE, December 31, 2008	$1,552	$14,908	$19,591	$(195)	$35,856

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2008
(in thousands)

BALANCE, December 31, 2007	$15,000
Liabilities pursuant to temporary subordinated loans from Parent	-
Repayment of subordinated loans	(15,000)
BALANCE, December 31, 2008	$ -

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (39)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,070
Reduction to receivable allowance	(7)
Loss on sale of equipment	82
Deferred income taxes	554
Change in assets and liabilities:	
Decrease (increase) in -	
Financial instruments owned	88,303
Net receivable for unsettled trades	33,054
Receivable from clearing broker	(2,131)
Receivables	(2,037)
Accrued income taxes receivable	(2,570)
Other assets	1,794
Increase (decrease) in -	
Payable to broker-dealers	(120,174)
Drafts and accounts payable	(557)
Accrued compensation	(22,780)
Accrued expenses and other liabilities	742
Net cash used in operating activities	(23,696)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from the sale of equipment	16
Payments received on notes receivable	4,780
Issuance of notes receivable	(4,400)
Payments for capital expenditures	(1,171)
Net cash used in investing activities	(775)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayments of short-term borrowing	(15,000)
Net cash used in financing activities	(15,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(39,471)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	42,610
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,139
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid during the year	$ 1,938
Income taxes paid during the year	$ 379

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008
(Dollars in thousands)

(1) Organization and Nature of Business-

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a Wisconsin corporation and is a wholly owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company underwrites fixed income securities to finance senior living and healthcare providers, religious institutions and private schools as well as providing risk management and financial advisory services, merger and acquisition advisory services, sales and trading of fixed income securities and preferred stock, primarily to not-for-profit corporations, municipalities and business corporations. The Company also provides financial products, financial planning services, and investment advisory services to retail and institutional clients through its broker distribution network. These services are provided throughout the United States.

(2) Significant Accounting Policies-

Investment Banking-

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing consulting, merger and acquisition, and risk management and financial advisory services. Investment banking management fees and sales concessions are recorded on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $765 at December 31, 2008 and are included in other assets.

Commission Income and Related Clearing Expenses-

Acting as an agent, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Substantially all commission income and related clearing expenses are recorded on a trade date basis. Although commissions are generally associated with individual securities transactions and the dollar amount of the transactions, the Company also earns and records commission income based on the value of the assets in certain customer accounts.

Investment Management and Advisory Fees-

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company

earns fees based on the net asset value of the individual and institutional accounts. Revenues from investment management and advisory fees and related activities are recognized on a pro rata basis over the period in which services are performed.

Miscellaneous Fee Income-

The Company earns fees for various services and activities. These fees include management, accounting, and origination fees from private equity entities, fees related to the sale of investment products, referral fees, and fees associated with account activity of retail brokerage customers. Miscellaneous fee income is recognized when the fees are earned. See Note 7.

Financial Instruments-

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*.

Receivables-

Receivables includes amounts due from third parties for underwriting, remarketing, and sales fees, amounts due for accrued interest on securities owned, amounts due for financial advisory and merger and acquisition transactions, and amounts due from affiliates and related parties. See Note 7.

Notes Receivable-

Notes receivable includes amounts due from notes to issuers and notes to investment consultants. See Note 7.

Income Taxes-

The Company is included in a consolidated federal income tax return filed by the Parent. The consolidated tax provision is allocated among the Parent and its subsidiaries based on their contributions to consolidated taxable income. The Company pays the Parent for its shares of the federal income tax liability.

The Company accounts for income taxes using the asset and liability method. Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary

differences. A valuation allowance is established for deferred tax assets when, as determined by management, it is more likely than not that the tax benefit will not be realized.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standard Board ("FASB") Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Depreciation-

The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Furniture, fixtures and equipment are depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Advertising-

The Company expenses advertising costs as incurred. The advertising expense in 2008 was $1,369.

Drafts Payable-

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Derivative Financial Instruments-

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, derivatives are recognized at fair value in the Statement of Financial Condition. There are no significant derivatives at December 31, 2008.

Cash Equivalents-

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments.

Use of Estimates-

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements -

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 provides a common definition of fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. On January 1, 2008, the Company adopted SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115*. SFAS No. 159 allows companies to elect to follow fair value accounting for certain financial assets and liabilities on an instrument by instrument basis. SFAS No. 159 is applicable only to certain financial instruments and was effective for the Company on January 1, 2008. The Company elected not to adopt the fair value option for any other financial assets and liabilities as permitted by SFAS No. 159.

(3) Fair Value-

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with SFAS No. 157. FSP SFAS No. 157-2 delays the effective date of SFAS 157 (until January 1, 2009) for nonfinancial assets and nonfinancial liabilities, except for items recognized or disclosed at fair value on a recurring basis. The Company has no financial assets or liabilities requiring fair value measurement consideration on a nonrecurring basis at December 31, 2008.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, SFAS No. 157 describes three levels used to classify fair value measurements:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

- Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

In valuing financial assets, the Company uses techniques appropriate for each particular financial asset to estimate fair value. These techniques require some degree of judgment. These techniques utilize assumptions that market participants would use in pricing the asset. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with SFAS No. 157, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. The following factors are considered for the financial assets of the Company.

- Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy.

- Municipal bonds are classified as level 1 or level 2 in the fair value hierarchy. Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency, and are actively traded are classified within level 1 of the fair value hierarchy.

- Fixed rate municipal bonds are generally unrated and are not actively traded. The obligations are generally priced at infrequent intervals and may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of fixed rate municipal obligations. Fixed rate municipal bonds are classified within level 2 of the fair value hierarchy.

- Preferred stocks held by the Company are generally classified as level 1 in the fair value hierarchy. The preferred stocks traded by the Company are generally investment grade securities as determined by two rating agencies. In the event that a preferred stock would fall below investment grade in one or both of its ratings and also be subject to very limited or no market trading, it would be classified as level 2 or level 3 in the fair value hierarchy.

- Corporate bonds include primarily unrated taxable church and school bonds underwritten by the Company. These bonds are generally sold to retail investors. The Company prices the bonds for sale at the par value based upon its judgment of the required interest rate using observable market inputs. The Company also

participates in limited secondary trading in these corporate church and school bonds and will price the bonds at the fair value using current prevailing market interest rates compared to the stated interest rate on the bonds and the Company's judgment. Accordingly, corporate bonds are classified as level 2 in the fair value hierarchy.

- Other investments consist primarily of mutual funds and money market funds, each of which are actively traded in public markets and are valued daily in the case of mutual funds or are priced at a net asset value of one dollar in the case of money market funds. Such investments are classified as level 1 in the fair value hierarchy.

The financial assets of the Company measured at fair value on a recurring basis as of December 31, 2008 are presented below:

	Level 1	Level 2	Level 3
Cash equivalents	$1,360	$ -	$ -
Financial Instruments Owned			
Municipal Bonds			
Fixed Rate	$ -	$17,332	$ -
Variable Rate	-	-	-
Preferred Stock	2,923	-	-
Corporate Bonds	-	2,589	-
Other Securities	1,507	-	-
Total financial instruments owned measured at fair value on a recurring basis	$4,430	$19,921	$ -

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities. Included in municipal bonds at December 31, 2008 are $3,950 from two issuers in California; $3,665 from two issuers in South Carolina; $2,200 from one issuer in Nebraska; $1,874 from five issuers in Indiana; and $1,452 from nine issuers in Illinois. Municipal bonds, other than variable rate demand notes, are generally unrated and have no independent publicly quoted market.

Corporate bonds consist primarily of taxable bonds issued by churches, schools and retirement facilities. Corporate bonds are unrated and have no independent publicly quoted market.

(4) Allowance for Receivables and Notes Receivable-

The following is the reconciliation of the allowance accounts for receivables and notes receivable:

	Receivables	Notes Receivable
Beginning balance	$17	$189
Reduction	(7)	-
Write-offs	-	(132)
	$10	$ 57

An allowance for losses is established on balances for which management has deemed collection is unlikely.

(5) Furniture, fixtures and equipment, net-

Furniture, fixtures and equipment consists of the following:

Furniture, fixtures and equipment:	
Computers and equipment	$ 9,212
Furniture and fixtures	5,520
Leasehold improvements	6,130
Furniture, fixtures and equipment, at cost	20,862
Less accumulated depreciation	(11,958)
Furniture, fixtures and equipment, net	$ 8,904

Total depreciation expense related to furniture, fixtures and equipment was $2,070 in 2008.

(6) Receivable from Clearing Organization-

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The relationship with the Company's clearing broker results in amounts payable for inventory purchases, transaction processing, and losses on securities transactions offset by inventory sales, commissions earned, fees earned, and profits on securities transactions. The amount receivable from the clearing broker totals $2,131 at December 31, 2008. Securities held by the Company at the clearing broker with a market value of $26,511 are available to collateralize amounts payable to the clearing broker and include securities owned and held at the clearing broker of $22,844 and securities traded but not yet contractually settled of $3,669. Interest expense incurred on this financing arrangement in 2008 was $1,739. The interest rate on this financing arrangement is approximately 1.77% at December 31, 2008.

(7) Related Party Transactions-

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 3.25% at December 31, 2008. The Company had no interest expense incurred under this financing arrangement in 2008. The Company had no amounts outstanding under this financing arrangement at December 31, 2008.

As permitted by the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), in order to enable the Company to complete specific underwritings, the Company also borrows from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $25,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less under this financing arrangement. The Company had no outstanding balances under this financing arrangement at December 31, 2008. The interest expense incurred on this financing arrangement in 2008 was $88.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. Total interest income from this arrangement was $22 in 2008. The Company had no amounts due from the Parent under this arrangement at December 31, 2008.

The Company is the distributor and provides administrative services to the North Track Funds (the "Funds"). Certain Company officers also serve as directors and officers of the Funds. Total fees for services provided to the Funds approximated $297 in 2008 and are included in investment management and advisory fees, commission income, and miscellaneous fee income in the Statement of Operations. In its role as administrator for the Funds, the Company disburses funds which cover the operating and other expenses of the Funds for which the Company is reimbursed. Amounts due from the Funds for these disbursements were $989 at December 31, 2008 and are included in receivables on the Statement of Financial Condition.

The Company provides administrative support and/or marketing services to the Parent and other companies owned by the Parent including primarily Ziegler Capital Management, LLC and Ziegler Financing Corporation. Total fees collected for these services were $4,156 in 2008 and are included in other income on the Statement of Operations. Amounts due the Company for these services were $968 at December 31, 2008 and are included in receivables on the Statement of Financial Condition.

The Company receives accounting, management and origination fees from private equity entities sponsored by the Parent and managed by the Company. Total fees received were $1,945 and are included in Miscellaneous Fee Income on the Statement of Operations in 2008. Amounts due from these partnerships for all fees at December 31, 2008 were $1,186 at December 31, 2008 and are included in receivables on the Statement of Financial Condition.

The Company receives fees for the referral of customers to a bank in which the Parent has a noncontrolling proprietary investment as a shareholder. The total fees received under the arrangement were $546 in 2008 and are included in other income on the Statement of Operations. The amount due from the bank was $22 at December 31, 2008 and is included with receivables on the Statement of Financial Condition.

The Company, in order to attract qualified investment consultants to the retail brokerage business, had extended credit to certain investment consultant employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The balance of notes receivable, net of allowances for uncollectable amounts, is $1 at December 31, 2008. The notes varied in maturity from one to five years, all notes matured in 2008, and were at a market rate of interest ranging from 1.75% to 5.10%.

The Company shares revenues with Ziegler Capital Management, LLC ("ZCM") related to certain client accounts where ZCM assists in the overall relationship with the client. Total amounts shared with ZCM under this arrangement were $26 in 2008.

(8) Line of Credit-

The Company shares a bank line of credit with the Parent totaling $30,000 as of December 31, 2008. The Company does not guarantee nor is liable for draws made by the Parent. In accordance with normal banking practices, this line of credit may be withdrawn at the discretion of the lender. The interest rate is the 30-day LIBOR plus 200 basis points which was 3.91% at December 31, 2008. The Company incurred $15 of interest expense on this line of credit agreement in 2008. The Company had no amounts outstanding under this line of credit agreement on December 31, 2008. The Parent had $6,480 outstanding under this line of credit agreement on December 31, 2008.

(9) Retirement Plans-

The Company maintains a contributory profit sharing plan covering substantially all full-time employees. The plan provided for a guaranteed Company matching contribution equal to 100% of the first 1% of employee compensation, as defined, and 50% of the next 5% of employee compensation, as defined. The plan also provides for a discretionary annual Company contribution as a percentage of compensation, as defined. The annual Company contributions are at the discretion of the board of directors. Contribution expenses were $1,119 in 2008, which were for guaranteed Company matching contributions during 2008. The Company made no discretionary annual Company contribution in 2008.

(10) Income Taxes-

The income tax provision (benefit) for the year ended December 31, 2008, consists of the following:

Current federal benefit	$(2,191)
Current state provision	20
Total current benefit	(2,171)
Deferred federal provision	620
Deferred state benefit	(66)
Total deferred provision	554
Total benefit	$(1,617)

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

Statutory federal income tax rate	34%
State income taxes, net of federal tax effect	2
Tax-exempt interest income, net of related nondeductible interest expense	67
Nondeductible business expenses	(5)
Other	0
Effective income tax rate	98%

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2008 are as follows:

Deferred tax assets:	
Deferred compensation	$ 917
Allowance for losses	25
State net operating losses	125
Accrued expenses	35
Total deferred tax assets	$1,102
Deferred tax liabilities:	
Deferred income	$ 109
Fixed assets	121
Other deferred tax liabilities	12
Total deferred tax liabilities	242
Net deferred tax assets	$ 860

The Company has deferred tax assets generated from state net operating loss carryforwards of $2,583 which expire beginning in 2023. No valuation allowance has been established on these net operating loss carryforwards as of December 31, 2008 since management believes it is more likely than not that these net operating losses will be fully utilized prior to expiration.

The Company accounts for uncertain tax positions in accordance with FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$104
Increases for tax positions related to the current year	86
Increases for tax positions related to prior years	-
Decreases for positions related to prior years	-
Reductions for the lapse of statute of limitations	(15)
Settlements	-
Balance at December 31, 2008	$175

Tax years that remain subject to examination by major tax jurisdictions include 2004 through 2008. The Company anticipates it is reasonably possible within 12 months of December 31, 2008 that unrecognized tax

benefits of up to $25 could be realized. The realization would primarily result form the lapse of statute of limitations.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $175. The total amount of interest and penalties included in the Statement of Operations as it pertains to the unrecognized tax benefits for 2008 is $4. Included in the total liability for unrecognized tax benefits as of December 31, 2008 is interest of $13. The Company has not accrued any penalties for any unrecognized tax benefits.

(11) Net Capital Requirements-

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008 the Company had net capital of $7,481 which was $7,231 in excess of its required minimum net capital. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(12) Commitments and Contingent Liabilities-

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. In order to mitigate the risk of holding recently underwritten debt securities, the Company attempts to obtain commitments to sell the debt securities to customers. At December 31, 2008, the Company had no outstanding commitments to purchase debt securities.

In the normal course of business, the Company serves as the remarketing agent on certain variable-rate municipal bonds that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered bonds into its own securities inventory. The Company finances the purchase of variable-rate municipal bonds through its clearing broker. See Notes 3 and 6.

The Company has entered into certain agreements where payment has been received and future performance is required. Although fees have been collected, they have not been included in the revenues of the Company. Revenue will only be recognized when performance is complete or all risk that fees will be returned has been eliminated. The fees are included as deferred revenue in other liabilities and deferred items and total $54 at December 31, 2008.

The Company leases office space under noncancelable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases

office equipment. Rental expense for 2008 was $4,368. Future minimum payments related to operating leases for office space and office equipment, are:

2009	$ 4,293
2010	3,502
2011	2,490
2012	2,174
2013	1,699
Thereafter	7,619
Total	$21,777

In the normal course of business, the Company is the subject of customer complaints and is named as a defendant in various legal actions arising from the securities and other businesses. The Company is a defendant in lawsuits incidental to its securities and other businesses. The Company has established accruals for legal fees and losses determined to be probable as a result of these customer complaints and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these actions will not result in a material adverse effect on the financial condition or results of operations of the Company. However, if during any period any adverse complaint or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

The Company is a guarantor on a credit facility of the Parent. The credit facility of the Parent is with a bank and is collateralized by notes receivable from employees held by the Parent. The Company would become liable to the bank if the Parent defaults on its credit facility. The Parent is in compliance with all requirements of the credit agreement at December 31, 2008. The balance due the bank by the Parent on the credit facility is $703 at December 31, 2008.

SCHEDULE I

B. C. Ziegler and Company

December 31, 2008

Computation of Net Capital Under Rule 15c3-1

Total ownership equity		$35,855,718
Deduct:		
Bank guarantee - Parent		(702,887)
Deductions and/or charges:		
Non-allowable assets:		
Receivables from noncustomers	$ 5,150,842	
Securities not readily marketable	2,581,894	
Investment in and receivables from affiliates	1,380	
Furniture, fixtures, and equipment	8,904,058	
Other assets	6,838,485	
Total non-allowable assets	23,476,659	
Other deductions and/or charges		
Presumed marketability test - municipal securities	2,916,683	
Total deductions and/or charges	$26,393,342	(26,393,342)
Net capital before haircuts on securities positions		8,759,489
Haircuts:		
Contractual securities commitments	$ -	
Trading & investment securities:		
Debt securities	524,971	
Other securities	455,124	
Undue concentration	298,375	
Total haircuts	$ 1,278,470	(1,278,470)
Net capital		7,481,019
Net capital requirement		250,000
Excess net capital		$ 7,231,019

Statement Regarding Rule 17-a5(d)(4) of the Securities and Exchange Commission

There are no material differences between this Computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding February 18, 2009 unaudited Form X-17-A-5 Part II filing as of December 31, 2008.

SCHEDULE II

B. C. Ziegler and Company

December 31, 2008

Information Relating to Possession and Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under exemption (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Grant Thornton

Independent Certified Public Accountants' Supplementary Report on Internal Control

To the Board of Directors
B.C. Ziegler and Company

In planning and performing our audit of the financial statements of B.C. Ziegler and Company (the "Company"), a wholly-owned subsidiary of The Ziegler Companies, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 26, 2009

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
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2 East Gilman Street
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T 608 257-6761
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100 East Wisconsin Ave., Suite 2100
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Milwaukee, WI 53203-0086
T 414 289-8200
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